Exhibit 99.2

The PRAME Opportunity – High Peptide Copy Numbers, Homogenous Expression and High Prevalence to Address a Broad Patient Population across Different Solid Cancers with TCR-based Therapeutics

J. Hukelmann1, C. M. Britten2, D. Araujo3, L. Backert1, C. Bokemeyer4, R. Caravajal5, M. Chatterjee6, A. Dash7, L. Freudenmann1, J. Fritsche1, D. Fuhrmann1, V. Goldfinger1, T. Holderried8, F. Hoffgaard1, A. Jazaeri3, A. Kaseb3, F. Köhler1, D. Kowalewski1, J. Luke9, V. Morris3, S. Mukhi7, M. Ott1, R. Reshef5, M. Römer1, L. Rostock1, S. Satam1, A. Satelli7, C. Schräder1, M. Thambi7, A. Tsimberidou3, M. Wagner1, M. Wermke10, H. Schuster1, O. Schoor1, T. Weinschenk2

1 Immatics Biotechnologies GmbH, Tuebingen, Germany, 2 Immatics N.V., Tuebingen, Germany, 3 MD Anderson Cancer Center, Houston, Texas, USA, 4 University Medical Center Hamburg-Eppendorf, Germany,, 5 Columbia University, New York, USA, 6 University Hospital Würzburg, Germany, 7 Immatics US, Inc., Houston, Texas, USA, 8 University Hospital Bonn, Germany, 9 University of Pittsburgh, Pittsburgh, Pennsylvania, USA, 10 University Hospital Dresden, Germany

Abstract ID: 713

Abbreviations: adipose: adipose tissue; adrenal gl: adrenal gland; bloodvess: bloodvessel; esoph: esophagus; gall bl: gallbladder; intest. la: large intestine; intest. sm: small intestine; nerve periph: peripheral nerve; parathyr: parathyroid gland; perit: peritoneum; pituit: pituitary; skel. mus: skeletal muscle; thyroid: thyroid gland; AML: acute myeloid leukemia; BRCA: breast cancer; CCC: cholangiocellular carcinoma; CLL: chronic lymphocytic leukemia; CRC: colorectal cancer; GBC: gallbladder cancer; GBM: glioblastoma; GC: gastric cancer; GEJC: Gastro-esophageal junction cancer; HCC: hepatocellular carcinoma; HNSCC: head and neck squamous cell carcinoma; MEL: melanoma; MPNST: malignant peripheral neve sheath tumor; NHL: Non-Hodgkin lymphoma; NSCLCadeno: non- small cell lung cancer adenocarcinoma; NSCLCother: NSCLC samples that could not unambiguously be assigned to NSCLCadeno or NSCLCsquam; NSCLCsquam: squamous cell non-small cell lung cancer; ORR: objective response rate; OC: ovarian cancer; OSCAR: esophageal cancer; PACA: pancreatic cancer; PRCA: prostate cancer; RCC: renal cell carcinoma; TNBC: triple-negative breast cancer; SCLC: small cell lung cancer; UBC: urinary bladder carcinoma; UEC: uterine and endometrial cancer.

The PRAME Opportunity – High Peptide Copy Numbers, Homogenous Expression and High Prevalence to Address a Broad Patient Population across Different Solid Cancers with TCR - based Therapeutics Clinical Validation of PRAME as Multi - Tumor Target for TCR - based Therapies Acknowledgements : We are immensely grateful to the patients and their families . Contact information: info@immatics.com PRAME – Promising Opportunity for TCR - based Therapies Several peptide - HLA targets for T cell receptor (TCR) - based immunotherapies are currently being evaluated in the field, however, many are limited by their overall low prevalence, low copy numbers or relevant expression in healthy tissues . A T cell target with nearly ideal properties has high, homogenous and prevalent expression across multiple cancers in the absence of significant safety/toxicity liabilities . Here, we describe the in - depth characterization of an HLA - A* 02 : 01 - presented peptide derived from the cancer germline antigen preferentially expressed antigen in melanoma (PRAME) that opens an avenue of new opportunities for patients with solid cancers which we aim to leverage by two distinct TCR - based therapeutic modalities, TCR - engineered T cells ( ACTengine IMA 203 ) and TCR Bispecifics (TCER IMA 402 ) . PRAME Expression is Highly Cancer - Associated Bringing Two Distinct TCR - based Modalities to Cancer Patients by Targeting PRAME Figure XX . XXXXX PRAME Is Homogenously Expressed across Different Solid Tumors • PRAME RNA expression is elevated across multiple different solid tumor types • Stable PRAME RNA expression across early and late tumor stages and tumor subtypes • Minimal expression in some normal tissues except testis, not translating into relevant peptide presentation (see Figure 4) Proprietary Technologies to Analyze PRAME on Every Cellular Level Abbreviations : adipose : adipose tissue ; adrenal gl : adrenal gland ; bloodvess : bloodvessel ; esoph : esophagus ; gall bl : gallbladder ; intest . la : large intestine ; intest . sm : small intestine ; nerve periph : peripheral nerve ; parathyr : parathyroid gland ; perit : peritoneum ; pituit : pituitary ; skel . mus : skeletal muscle ; thyroid : thyroid gland ; AML : acute myeloid leukemia ; BRCA : breast cancer ; CCC : cholangiocellular carcinoma ; CLL : chronic lymphocytic leukemia ; CRC : colorectal cancer ; GBC : gallbladder cancer ; GBM : glioblastoma ; GC : gastric cancer ; GEJC : Gastro - esophageal junction cancer ; HCC : hepatocellular carcinoma ; HNSCC : head and neck squamous cell carcinoma ; MEL : melanoma ; MPNST : malignant peripheral neve sheath tumor ; NHL : Non - Hodgkin lymphoma ; NSCLCadeno : non - small cell lung cancer adenocarcinoma ; NSCLCother : NSCLC samples that could not unambiguously be assigned to NSCLCadeno or NSCLCsquam ; NSCLCsquam : squamous cell non - small cell lung cancer ; ORR : objective response rate ; OC : ovarian cancer ; OSCAR : esophageal cancer ; PACA : pancreatic cancer ; PRCA : prostate cancer ; RCC : renal cell carcinoma ; TNBC : triple - negative breast cancer ; SCLC : small cell lung cancer ; UBC : urinary bladder carcinoma ; UEC : uterine and endometrial cancer . In - house multi - dimensional quantitative analysis of tumor & normal tissues, cell lines, CDX and PDX models Protein mRNA Peptide PRAME peptide - HLA complex • HLA - A*02:01 - presented PRAME peptide for development of TCR - based therapies selected among >30 possible PRAME - derived HLA - A*02:01 peptides • Mass spectrometry (MS) and matched RNAseq data from healthy normal and tumor samples were processed and organized into a large quantitative immuno - peptidomics database using proprietary immunoinformatics platform XCUBE • Based on matched RNAseq and MS data, we defined an RNA threshold which corresponds to actual peptide presentation (Fritsche et al. , 2018). This MS - guided RNA threshold is used for • clinical patient stratification • prevalence estimation RNA level • RNA sequencing to analyze tumor - specificity • ISH to analyze target homogeneity • qRT - PCR: IMADetect biomarker assay for clinical patient stratification Protein level • Mass spec - based proteomics to assess target and HLA protein levels Peptide level • Mass spec - based relative target peptide levels • Mass spec - based absolute target peptide copies per cell ( AbsQuant ) Figure 1 . Immatics’ XPRESIDENT - based multi - dimensional analysis of PRAME . • HLA - A*02:01 - presented PRAME peptide can be measured directly via mass spectrometry in over 20 solid and liquid tumor entities • PRAME RNA expression does not translate into relevant presentation on healthy normal tissues • Quantification using Immatics’ highly sensitive AbsQuant technology reveals PRAME target density of 100 - 1,000 copies per cell in tumor tissues Figure 4 . HLA* 02 : 01 - presented PRAME relative presentation levels on HLA - A* 02 positive normal and tumor tissues quantified via MS . Each dot represents the median PRAME pHLA - derived MS intensity as an indicator for target abundance in one sample . Box - and - whisker plots represent signal intensities of multiple samples per organ or tumor entity . 100 µm Healthy normal tissue Cancer tissue Figure 5 . S patial expression of PRAME analyzed by in situ hybridization (ISH) in various tumor types ( NSCLCsquam , NSCLCadeno , OC, UEC, HNSCC) . Representative images from two patients per tumor type . Positive signal intensity is visualized as red dots or clusters of red dots using Fast Red . Nuclei are stained with haematoxylin . Scale bar 100 μm . • In situ hybridization was used to analyze PRAME expression homogeneity in several solid tumor samples • Histologic analysis of PRAME RNA in different solid tumors demonstrates homogenous expression of PRAME with a high frequency of positive tumor cells Immatics’ mass spectrometry - guided RNA threshold 95% 50% 2 100% 80% 100% Up to 100% 65% 60% 55% Up to 45% 35% 25% 25% 25% 20% 20% 20% 1 XPRESIDENT XCEPTOR Adoptive Cell Therapies TCR Bispecifics ACTengine IMA203 TCER IMA402 Discovery & Validation of Targets Identification & Engineering of TCRs Generation, Characterization & Validation of Product Candidates Clinical Trials PRAME peptide - HLA c omplex Tumor cell TCR Technology Platforms Foundation of Deep Know - how Two Distinct Modalities Targeting PRAME Delivering the Power of T cells to Cancer Patients Figure 3 . PRAME exon expression based on in - house RNA sequencing data . Expression of all exons encoding the PRAME target peptide in normal tissues from various organs and in different hematologic and solid cancer types . Each dot represents the maximum TPM value across all peptide - encoding exons in one sample . Box - and - whisker plots represent TPM values of multiple samples per organ or tumor entity . TPM : transcripts per million . PRAME Peptide Is Presented across Multiple Tumors Abstract ID: 713 % PRAME positive patients 1 Patient screening data obtained via IMADetect biomarker assay in Immatics’ clinical trials support high prevalence of PRAME Cutaneous Melanoma 95% Uveal Melanoma 2 90% Uterine Carcinoma 90% Ovarian Carcinoma 70% Figure 6 . PRAME target expression and prevalences in selected solid cancer types based on in - house and TCGA data (https : //www . cancer . gov/tcga ) . 1 PRAME target expression and prevalence based on TCGA (for SCLC : in - house) RNAseq data combined with a proprietary MS - guided RNA expression threshold ; 2 TCGA : early & late - stage primary tumor samples, Immatics clinical trials : late - stage/metastatic tumor samples ; Role of PRAME in metastasis of uveal melanoma : Field et al . 2016 Clinical Cancer Research Here, we demonstrate comprehensive target characterization and validation data supporting the favorable target properties of PRAME that can be exploited for the benefit of patients . Preclinical data of PRAME show that the target is • highly cancer - associated, • presented at high target density, • homogenously expressed and • highly prevalent across many solid cancers underlining its potential to reach a large cancer patient population . The data obtained during the ongoing Phase 1 trial provide clinical validation of PRAME as a highly promising T cell target for solid cancers . Confirmed clinical responses were observed at all PRAME - expression levels above threshold, indicating IMA 203 ’s potential to provide clinical benefit for all PRAME biomarker - positive cancer patients with tolerable adverse events . The predicted high PRAME prevalence across key indications has so far been supported by prevalence rates obtained during the clinical screening of patients . Figure 2 . Immatics’ approach to develop TCR - based product candidates for cancer patients . Healthy normal tissue Cancer tissue Conclusions • High clinical activity of IMA203 TCR - T: 50% (6/12) confirmed objective response rate ( cORR ) in patients with at least 1 billion infused TCR - T cells across Phase 1a and 1b; thereof 80% cORR (4/5) in Phase 1b patients alone with all responses ongoing at data cut - off* • Most frequent treatment - emergent adverse events (TEAEs) were cytopenia, cytokine release syndrome, and grade 1 and 2 immune effector cell associated neurotoxicity syndrome. The TEAE profile is acceptable and adverse events were manageable • Confirmed responses across different solid tumor types: cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma Figure 7 . ACTengine IMA 203 TCR - T targeting PRAME . For application as TCR - engineered T cell therapy (TCR - T) approach, the IMA 203 PRAME TCR is engineered via lentiviral transduction into a patient ǲ s own T cells whose tumor has been tested positive for PRAME . The TCR - T cells are designed to bind to the PRAME pHLA target to induce a robust and specific anti - tumor response to fight the cancer . * Immatics ACTengine ® IMA 203 TCR - T Targeting PRAME Monotherapy Interim clinical Data Update on Oct 10 , 2022 (data cut - off Sep 6 th , 2022 ) Clinical validation of Immatics’ mass spectrometry - guided RNA threshold for PRAME: Confirmed responses were observed at high and low PRAME - expression levels above the threshold J . Hukelmann 1 , C . M . Britten 2 , D . Araujo 3 , L . Backert 1 , C . Bokemeyer 4 , R . Caravajal 5 , M . Chatterjee 6 , A . Dash 7 , L . Freudenmann 1 , J . Fritsche 1 , D . Fuhrmann 1 , V . Goldfinger 1 , T . Holderried 8 , F . Hoffgaard 1 , A . Jazaeri 3 , A . Kaseb 3 , F . Köhler 1 , D . Kowalewski 1 , J . Luke 9 , V . Morris 3 , S . Mukhi 7 , M . Ott 1 , R . Reshef 5 , M . Römer 1 , L . Rostock 1 , S . Satam 1 , A . Satelli 7 , C . Schräder 1 , M . Thambi 7 , A . Tsimberidou 3 , M . Wagner 1 , M . Wermke 10 , H . Schuster 1 , O . Schoor 1 , T . Weinschenk 2 , 1 Immatics Biotechnologies GmbH, Tuebingen, Germany, 2 Immatics N.V., Tuebingen, Germany, 3 MD Anderson Cancer Center , Houston, Texas, USA, 4 University Medical Center Hamburg - Eppendorf, Germany, , 5 Columbia University, New York, USA, 6 University Hospital Würzburg, Germany, 7 Immatics US, Inc., Houston, Texas, USA, 8 University Hospital Bonn, Germany, 9 University of Pittsburgh, Pittsburgh, Pennsylvania, USA, 10 University Hospital Dresden, Germany